

Form NRSRO: Exhibit 8

Information About A.M. Best's Credit Analysts and Persons Who Supervise Credit Analysts.

Total number of credit analysts:

A.M. Best's Rating Division employs 125 credit analysts (including supervisors) with an average of over 8 years tenure at A.M. Best and nearly 18 years of industry experience.

All credit analysts are required to have a minimum of a Bachelor degree or the equivalent in locations outside the United States. The majority have advanced degrees, including PhD; MBA/MS/MA; Actuarial; CPA and CFA designations. Many associates also hold advanced industry designations.

Total number of credit analyst supervisors:

Of the 125 credit analysts listed above, 46 have supervisory roles. These positions include Associate Director and Managing Senior Financial Analysts (13), Director (2), Assistant Vice Presidents (15), Senior Director (2), Vice Presidents (8), Managing Director (2), Group Vice Presidents (3), and the Senior Vice President – Rating Services. Credit analysts in supervisory roles average nearly 13 years tenure at A.M. Best and nearly 25 years of industry experience.

In addition to the minimum requirements listed above, credit analyst supervisors typically have five or more years of related industry experience and the expertise and ability to effectively train credit analysts in A.M. Best credit rating methodologies/criteria and the policies and procedures used throughout the credit rating process. These individuals also typically maintain strong written and/or verbal communications skills, contributing to or overseeing A.M. Best research projects and making outside presentations regarding industry trends and A.M. Best's rating process.

Reporting lines and responsibilities:

Financial Analysts (FA), Senior Financial Analysts (SFA), and some more experienced Associate Financial Analysts (AFA) are responsible for the primary oversight and analysis of a specified portfolio of credit ratings. SFAs are typically more experienced credit analysts that follow larger, more complex portfolios and contribute regularly to A.M. Best industry research, statistical studies and internal projects. More junior AFAs are not responsible for primary oversight and analysis of a specific portfolio of credit ratings. These more junior AFAs assist primary analysts in performing analytic functions that are necessary for the issuing and monitoring of a credit rating. AFAs, FAs and SFAs typically report to an Associate Director or Managing Senior Financial Analyst (MSFA) or an Assistant Vice President (AVP).

Each Associate Director, MSFA, , Director, Senior Director, and AVP supervises a team of analysts, providing oversight, guidance and support to the credit analysts on their team. AVPs are typically more experienced, have broader supervisory responsibilities, and regularly contribute to or oversee A.M. Best





research, statistical studies and internal projects. Associate Directors, MSFAs, Director, Senior Director and AVPs generally report to a Vice President (VP) or Managing Director. VPs and Managing Directors typically report to a Group Vice President (GVP).

GVPs and certain VPs are responsible for the oversight and management of the credit analysts for an entire industry segment. Managing Directors are responsible for the oversight and management of the credit analysts within our subsidiary offices and work with a responsible GVP. The GVP or VP is ultimately responsible for the credit ratings, research, and project management for all activities related to their respective industry segment. This includes responsibility for the consistent execution of corporate rating procedures and policies. The GVPs serve as Chair of the Rating Committee for their industry segment. GVPs and one VP, report to a Senior Vice President (SVP).

The Senior Vice President – Rating Services is the head of A.M. Best's Rating Division and as such is responsible for the operations of the Division.